SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-l(a) AND AMENDMENTS THERETO FILED PURSUANT
TO RULE 13d-2(a)

(Amendment No. 4)*

EdgeWave, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

28035A206

(CUSIP number)

RWI Ventures II, L.P.
900 E. Hamilton Avenue, Suite 100
Campbell, CA 95008
(408) 879-7343

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 5, 2011

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D/A, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box  ☐.

(Continued on the following pages)
(Page 1 of 13 Pages)
__________
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 28035A206	13D/A	Page 2 of 11 pages

1.	NAMES OF REPORTING PERSONS William R. Baumel
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒ (1)
3.	SEC USE ONLY
4.	SOURCE OF FUNDS AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 37,500 (2)
	8.	SHARED VOTING POWER 3,216,904 (3)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 3,216,904 (3)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,254,404 (3)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 9.99% (4)
14.	TYPE OF REPORTING PERSON IN

(1)    This Amendment No. 4 to Schedule 13D is filed by RWI Ventures II, L.P., (“RWI”), RWI Ventures Management II, LLC (“RWIM”), William R. Baumel (“Baumel”) and Mark J. Foley (“Foley” and collectively with RWI and RWIM, and Baumel, the “Reporting Persons”).  The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D/A.

(2)    Includes 37,500 shares of Common Stock of the Issuer owned directly by Baumel as trustee for William & Jill Baumel Trust U/A DTD 10/02/2001, William R. Baumel & Jill M. Baumel TTEE.

(3)    Includes (a) 718,357 shares of Common Stock of the Issuer, (b) warrants to purchase up to 69,976 shares of common stock of the Issuer at an exercise price of $1.10 per share and (c) 7.0% Secured Subordinated Convertible Notes due December 4, 2015, convertible at any time into up to 2,428,571 shares of common stock of the Issuer at a conversion price of $0.70.   The reported securities are owned directly by RWI, and indirectly by RWIM, as general partner of RWI, and Baumel and Foley, as managing members of RWIM. RWIM, Baumel and Foley disclaim beneficial ownership of the reported securities except to the extent of their pecuniary interest therein. The convertible notes and warrants are not convertible or exercisable to the extent the number of shares of common stock to be issued pursuant to such conversion or exercise would exceed, when aggregated with all other shares of common stock beneficially owned by the holder at such time, 9.99% of the then issued and outstanding shares of the Company's common stock. The holders of the convertible notes and warrants may waive this ownership limitation upon 61 days' prior notice to the Company.

(4)    All percentage ownership reported in this Amendment No. 4 to Schedule 13D is based on an aggregate of 16,939,826 shares of common stock, par value $0.01 per share of the Issuer ("Common Stock") outstanding as of September 30, 2011, as reported by the Issuer in its Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission (“SEC”) on November 10, 2011, as adjusted pursuant to Rule 13d-3 of the SEC.

CUSIP No. 28035A206	13D/A	Page 3 of 11 pages

1.	NAMES OF REPORTING PERSONS Mark J. Foley
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒ (1)
3.	SEC USE ONLY
4.	SOURCE OF FUNDS AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 37,500 (2)
	8.	SHARED VOTING POWER 3,216,904 (3)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 3,216,904 (3)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,254,404 (3)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 9.99% (4)
14.	TYPE OF REPORTING PERSON IN

(1)    This Amendment No. 4 to Schedule 13D is filed by Baumel and the Reporting Persons, who expressly disclaim status as a “group” for purposes of this Schedule 13D/A.

(2)    Includes 37,500 shares of Common Stock of the Issuer owned directly by Foley.

(3)    Includes (a) 718,357 shares of Common Stock of the Issuer, (b) warrants to purchase up to 69,976 shares of common stock of the Issuer at an exercise price of $1.10 per share and (c) 7.0% Secured Subordinated Convertible Notes due December 4, 2015, convertible at any time into up to 2,428,571 shares of common stock of the Issuer at a conversion price of $0.70.   The reported securities are owned directly by RWI, and indirectly by RWIM, as general partner of RWI, and Baumel and Foley, as managing members of RWIM. RWIM, Baumel and Foley disclaim beneficial ownership of the reported securities except to the extent of their pecuniary interest therein. The convertible notes and warrants are not convertible or exercisable to the extent the number of shares of common stock to be issued pursuant to such conversion or exercise would exceed, when aggregated with all other shares of common stock beneficially owned by the holder at such time, 9.99% of the then issued and outstanding shares of the Company's common stock. The holders of the convertible notes and warrants may waive this ownership limitation upon 61 days' prior notice to the Company.

(4)   All percentage ownership reported in this Amendment No. 4 to Schedule 13D is based on an aggregate of 16,939,826 shares of Common Stock outstanding as of September 30, 2011, as reported by the Issuer in its Quarterly Report on Form 10-Q filed with the SEC on November 10, 2011, as adjusted pursuant to Rule 13d-3 of the SEC.

CUSIP No. 28035A206	13D/A	Page 4 of 11 pages

1.	NAMES OF REPORTING PERSONS RWI Ventures II, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒ (1)
3.	SEC USE ONLY
4.	SOURCE OF FUNDS WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION State of Delaware, United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 3,216,904 (2)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 3,216,904 (2)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,216,904 (2)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 9.99% (3)
14.	TYPE OF REPORTING PERSON PN

(1)    This Amendment No. 4 to Schedule 13D is filed by the Reporting Persons, who expressly disclaim status as a “group” for purposes of this Schedule 13D/A.

(2)    Comprised of (a) 718,357 shares of Common Stock of the Issuer, (b) warrants to purchase up to 69,976 shares of common stock of the Issuer at an exercise price of $1.10 per share and (c) 7.0% Secured Subordinated Convertible Notes due December 4, 2015, convertible at any time into up to 2,428,571 shares of common stock of the Issuer at a conversion price of $0.70.   The reported securities are owned directly by RWI, and indirectly by RWIM, as general partner of RWI, and Baumel and Foley, as managing members of RWIM. RWIM, Baumel and Foley disclaim beneficial ownership of the reported securities except to the extent of their pecuniary interest therein. The convertible notes and warrants are not convertible or exercisable to the extent the number of shares of common stock to be issued pursuant to such conversion or exercise would exceed, when aggregated with all other shares of common stock beneficially owned by the holder at such time, 9.99% of the then issued and outstanding shares of the Company's common stock. The holders of the convertible notes and warrants may waive this ownership limitation upon 61 days' prior notice to the Company.

(3)   All percentage ownership reported in this Amendment No. 4 to Schedule 13D is based on an aggregate of 16,939,826 shares of Common Stock outstanding as of September 30, 2011, as reported by the Issuer in its Quarterly Report on Form 10-Q filed with the SEC on November 10, 2011, as adjusted pursuant to Rule 13d-3 of the SEC.

CUSIP No. 28035A206	13D/A	Page 5 of 11 pages

1.	NAMES OF REPORTING PERSONS RWI Ventures Management II, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒ (1)
3.	SEC USE ONLY
4.	SOURCE OF FUNDS AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION State of Delaware, United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 3,216,904 (2)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 3,216,904 (2)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,216,904 (2)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 9.99% (3)
14.	TYPE OF REPORTING PERSON OO

(1)    This Amendment No. 4 to Schedule 13D is filed by the Reporting Persons, who expressly disclaim status as a “group” for purposes of this Schedule 13D/A.

(2)    Comprised of (a) 718,357 shares of Common Stock of the Issuer, (b) warrants to purchase up to 69,976 shares of common stock of the Issuer at an exercise price of $1.10 per share and (c) 7.0% Secured Subordinated Convertible Notes due December 4, 2015, convertible at any time into up to 2,428,571 shares of common stock of the Issuer at a conversion price of $0.70.   The reported securities are owned directly by RWI, and indirectly by RWIM, as general partner of RWI, and Baumel and Foley, as managing members of RWIM. RWIM, Baumel and Foley disclaim beneficial ownership of the reported securities except to the extent of their pecuniary interest therein. The convertible notes and warrants are not convertible or exercisable to the extent the number of shares of common stock to be issued pursuant to such conversion or exercise would exceed, when aggregated with all other shares of common stock beneficially owned by the holder at such time, 9.99% of the then issued and outstanding shares of the Company's common stock. The holders of the convertible notes and warrants may waive this ownership limitation upon 61 days' prior notice to the Company.

 (3)   All percentage ownership reported in this Amendment No. 4 to Schedule 13D is based on an aggregate of 16,939,826 shares of Common Stock outstanding as of September 30, 2011, as reported by the Issuer in its Quarterly Report on Form 10-Q filed with the SEC on November 10, 2011, as adjusted pursuant to Rule 13d-3 of the SEC.

CUSIP No. 28035A206	13D/A	Page 6 of 11 pages

ITEM 1.    Security and Issuer.

This Amendment No. 4 to Schedule 13D relates to the common stock, par value $0.01 per share (the “Common Stock”) of EdgeWave, Inc. (the “Issuer”). The principal executive office of the Issuer is located at 15015 Avenue of Science, San Diego, California 92128.  Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable.

ITEM 2.    Identity and Background.

(a)   This Amendment No. 4 to Schedule 13D is filed by RWI Ventures II, L.P., (“RWI”), RWI Ventures Management II, LLC (“RWIM”), William R. Baumel (“Baumel”) and Mark J. Foley (“Foley” and collectively with RWI and RWIM, and Baumel, the “Reporting Persons”).  The Reporting Persons expressly disclaim status as a “group” for purposes of this Amendment No. 4 to Schedule 13D.

(b)   The address of the principal place of business of the Reporting Persons is RWI Ventures II, L.P., 900 E. Hamilton Avenue, Suite 100, Campbell, California 95008.

(c)   The principal business of the Reporting Persons is venture capital investment.

(d)   During the last five years, none of the Listed Persons (as defined below), to the knowledge of the Reporting Persons, has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)   During the last five years, none of the Listed Persons (as defined below), to the knowledge of the Reporting Persons, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)    RWI is a Delaware limited partnership.  RWIM  is a Delaware limited liability company.  Baumel is a citizen of the United States of America.  Foley is a citizen of the United States of America.

In accordance with the provisions of General Instruction C to Schedule 13D, information concerning the managers and each other person controlling RWIM, the general partner of RWI (the “Listed Persons”), required by Items 2-6 of Schedule 13D is included elsewhere in this statement.

ITEM 3.    Source and Amount of Funds or Other Consideration.

The information set forth in Item 4 hereof is hereby incorporated by reference into this Item 3, as applicable.

ITEM 4.    Purpose of Transaction.

This Amendment No. 4 to Schedule 13D is being filed by the Reporting Persons to reflect the participation by RWI in a transaction on December 5, 2011 in which RWI entered into a Securities Purchase Agreement and Note Prepayment Agreement with the Issuer.  Under these agreements, the Issuer cancelled the 3% Convertible Notes held by RWI with an outstanding balance of principal and interest of approximately $1,100,025.75, RWI invested new cash of $599,974.25, and the Issuer issued to RWI a new 7.0% Secured Subordinated Convertible Note due December 4, 2015, convertible at $0.70 per share, with an initial principal balance of $1,700,000.

CUSIP No. 28035A206	13D/A	Page 7 of 11 pages

ITEM 5.    Interest in Securities of the Issuer.

(a)-(b) The following information with respect to the ownership of Common Stock of the Reporting Persons is provided as of December 7, 2011, except for the percentage information, which is based upon share data reported by the Issuer as of September 30, 2011:

Reporting Persons	Shares Held Directly	Notes. / Warrants Held Directly(1)	Sole Voting Power	Shared Voting Power (2)	Sole Dispositive Power (3)	Shared Dispositive Power (2)	Beneficial Ownership (2)	Percentage of Class (4)

RWI	718,357	2,498,547	0	3,216,904	0	3,216,904	3,216,904	9.99%

RWIM	0	0	0	3,216,904	0	3,216,904	3,216,904	9.99%

Baumel	37,500	0	0	3,216,904	37,500	3,216,904	3,254,404	9.99%

Foley	37,500	0	0	3,216,904	37,500	3,216,904	3,254,404	9.99%

(1) Comprised of (i) warrants to purchase up to 69,976 shares of common stock of the Issuer at an exercise price of $1.10 per share and (ii) 7.0% Secured Subordinated Convertible Notes due December 4, 2015, convertible at any time into up to 2,428,571 shares of common stock of the Issuer at a conversion price of $0.70.   The reported securities are owned directly by RWI, and indirectly by RWIM, as general partner of RWI, and Baumel and Foley, as managing members of RWIM. RWIM, Baumel and Foley disclaim beneficial ownership of the reported securities except to the extent of their respective pecuniary interest therein.

(2) Includes (a) 718,357 shares of Common Stock of the Issuer, (b) warrants to purchase up to 69,976 shares of common stock of the Issuer at an exercise price of $1.10 per share and (c) 7.0% Secured Subordinated Convertible Notes due December 4, 2015, convertible at any time into up to 2,428,571 shares of common stock of the Issuer at a conversion price of $0.70.   The reported securities are owned directly by RWI, and indirectly by RWIM, as general partner of RWI, and Baumel and Foley, as managing members of RWIM. RWIM, Baumel and Foley disclaim beneficial ownership of the reported securities except to the extent of their pecuniary interest therein.  The convertible notes and warrants are not convertible or exercisable to the extent the number of shares of common stock to be issued pursuant to such conversion or exercise would exceed, when aggregated with all other shares of common stock beneficially owned by the holder at such time, 9.99% of the then issued and outstanding shares of the Company's common stock. The holders of the convertible notes and warrants may waive this ownership limitation upon 61 days' prior notice to the Company.

(3) Comprised of  (i) 37,500 shares of Common Stock of the Issuer owned directly by Baumel as trustee for William & Jill Baumel Trust U/A DTD 10/02/2001, William R. Baumel & Jill M. Baumel TTEE and (ii) 37,500 shares of Common Stock of the Issuer owned directly by Foley.  The information set forth in Item 2 hereof is hereby incorporated by reference into this Item 5, as applicable.

 (4) All percentage ownership reported in this Amendment No. 4 to Schedule 13D is based on an aggregate of 16,939,826 shares of Common Stock outstanding as of September 30, 2011, as reported by the Issuer in its Quarterly Report on Form 10-Q filed with the SEC on November 10, 2011, as adjusted pursuant to Rule 13d-3 of the SEC.

(c)  The information set forth in Item 4 hereof is hereby incorporated by reference into this Item 5, as applicable.

ITEM 6.    Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The information set forth in Item 4 hereof is hereby incorporated by reference into this Item 6, as applicable.

CUSIP No. 28035A206	13D/A	Page 8 of 11 pages

ITEM 7.    Materials to be Filed as Exhibits.

Exhibit 1:
Form of Securities Purchase Agreement dated as of December 5, 2011, by and among EdgeWave, Inc. and the investors listed therein (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on December 9, 2011).

Exhibit 2:
Note Prepayment Agreement dated as of December 5, 2011, by and among EdgeWave, Inc. and the investors listed therein (incorporated by reference to Exhibit 10.3 to the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on December 9, 2011).

Exhibit 3:
Form of Secured Subordinated Convertible Note issued pursuant to the Securities Purchase Agreement (incorporated by reference to Exhibit 10.2 to the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on December 9, 2011).

Exhibit 4:	Agreement regarding joint filing of this Schedule 13D/A .

CUSIP No. 28035A206	13D/A	Page 9 of 11 pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

EXECUTED as a sealed instrument this 9th day of December, 2011.

RWI VENTURES II, L.P.

By:	RWI Ventures Management II, LLC
Its:	General Partner

By:	/s/ William R. Baumel
Name:	William R. Baumel
Manager

RWI VENTURES MANAGEMENT II, LLC

By:	/s/ William R. Baumel
Name:	William R. Baumel
Manager

/s/ William R. Baumel
William R. Baumel

/s/ Mark J. Foley
Mark J. Foley

CUSIP No. 28035A206	13D/A	Page 10 of 11 pages

EXHIBIT INDEX

Exhibit 1:
Form of Securities Purchase Agreement dated as of December 5, 2011, by and among EdgeWave, Inc. and the investors listed therein (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on December 9, 2011).

Exhibit 2:
Note Prepayment Agreement dated as of December 5, 2011, by and among EdgeWave, Inc. and the investors listed therein (incorporated by reference to Exhibit 10.3 to the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on December 9, 2011).

Exhibit 3:
Form of Secured Subordinated Convertible Note issued pursuant to the Securities Purchase Agreement (incorporated by reference to Exhibit 10.2 to the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on December 9, 2011).

Exhibit 4:	Agreement regarding joint filing of this Schedule 13D/A .

CUSIP No. 28035A206	13D/A	Page 11 of 11 pages

Exhibit 4

JOINT FILING STATEMENT

I, the undersigned, hereby express my agreement that the attached Amendment No. 4 to Schedule 13D (and any amendments thereto) relating to the common stock of EdgeWave, Inc. is filed on behalf of each of the undersigned.

Dated: December 9, 2011

RWI VENTURES II, L.P.

By:	RWI Ventures Management II, LLC
Its:	General Partner

By:	/s/ William R. Baumel

Name:	William R. Baumel
Manager

RWI VENTURES MANAGEMENT II, LLC

By:	/s/ William R. Baumel

Name:	William R. Baumel
Manager

/s/ William R. Baumel
William R. Baumel

/s/ Mark J. Foley
Mark J. Foley